Exhibit (a)(1)(M)

[MMC NORILSK NICKEL LOGO]

For Immediate Release:

Date: August 27, 2003

Contact:	Sergey Polikarpov
Norilsk Nickel
+7 095 785 10 90

NORILSK NICKEL ANNOUNCES EXPIRATION OF TENDER OFFER FOR SHARES OF STILLWATER MINING COMPANY

     Moscow, August 27, 2003 — MMC Norilsk Nickel (“Norilsk Nickel”) (GMKN RU; NILSY US; MNOD LI) announced today preliminary results of the offer by its wholly owned subsidiary, Norimet Limited (“Norimet”), to purchase up to 4,350,000 shares of Stillwater Mining Company (“Stillwater”) (NYSE: SWC) common stock, at a cash price of $7.50 per share (subject to applicable withholding of United States federal, state and local taxes), which expired at 12:00 midnight, New York City time, on Tuesday, August 26, 2003.

     According to Stillwater, as of August 26, 2003, Stillwater had 89,698,151 shares of common stock issued and outstanding. Based on a preliminary count by The Bank of New York, the depositary for the offer, as of the expiration of the offer, approximately 34,599,285 shares of Stillwater common stock, including approximately 3,654,435 shares that were tendered through notice of guaranteed delivery, were validly tendered in the offer and not withdrawn (representing approximately 38.6% of Stillwater’s outstanding shares). Norimet expects to purchase 4,350,000 shares, resulting in an estimated proration factor of approximately 12.6% of the shares validly tendered. The number of shares validly tendered and not withdrawn and the proration factor are preliminary and are subject to verification by The Bank of New York. The actual number of shares validly tendered and not withdrawn and the final proration factor will be announced promptly following completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted for payment under the offer and will return all other shares tendered.

     Any questions regarding the tender offer should be directed to D.F. King & Co., Inc., the information agent for the offer, at (800) 714-3313.

ABOUT NORILSK NICKEL

     Norilsk Nickel is one of the world’s leading mining companies and is the world’s largest producer of nickel and palladium. Norilsk Nickel is also one of the leading producers of copper, platinum and gold. More information on MMC Norilsk Nickel can be found at its Web site: www.nornik.ru.